February 11, 2011 By EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: Jeffrey Gordon

Re:    Casella Waste Systems, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2010

Forms 10-Q for the Fiscal Quarters ended July 31, 2010
and October 31, 2010

File No. 0-23211

Dear Mr. Gordon:

This letter relates to the letter, dated February 3, 2011 (the “Letter”), from John Hartz of the Staff of the Securities and Exchange Commission to Edwin D. Johnson, Senior Vice President and Chief Financial Officer of Casella Waste Systems, Inc. (the “Company”).

On behalf of the Company, this letter confirms that, as Mr. Johnson discussed by telephone with you on February 9, 2011, the Company will respond to the Letter on or before March 3, 2011.

If you require additional information, please do not hesitate to contact me at (617) 526-6443.

Sincerely,

/s/ Clark W. Petschek

Clark W. Petschek

cc:	Edwin D. Johnson
David L. Schmitt, Esq.